Exhibit 16.1

RBSM, LLP
New York, New York

September 4, 2018

BY EMAIL (hmontgomery@moneyonmobile.in)

The Audit Committee and Board of Directors of
MoneyOnMobile, Inc.
C/o Mr. Harold Montgomery
Chairman of the Board
500 North Akard Street
Suite 2850,
Dallas, Texas 75201

Attention: Members of the Board of Directors and the Audit Committee

Dear Sirs:

MoneyOnMobile, Inc. (the “Company”) and together with its subsidiaries (the “Group”)

Audit for the Year Ended 31 March 2018

We hereby give you formal notice of our resignation as auditor of the Company. RBSM LLP (the “Firm”, “us”, “we”) was engaged to audit the consolidated financial statements of MoneyOnMobile, Inc. for the fiscal year ended March 31, 2018 on March 14, 2018. As of the date of this letter, we have not issued our report on the Company’s March 31, 2018 consolidated financial statements.

Background and significant issues encountered by RBSM LLP

As part of the process for auditing the Company’s financial statements for the year ended March 31, 2018, we determined that we have not been able to obtain appropriate, sufficient and competent evidential matter for us to complete our audit procedures, specifically in regards to transactions involving the Group’s transactions in India as well as obtaining representations from senior management of the Company’s alleged majority controlled Indian subsidiaries. In performing our audit steps we identified a number of deficiencies including statements by senior accounting department staff in India that they had no record of certain material transactions and that certain accounting entries were fictitious.

On July 16, 2018, a senior member of the accounting and finance department staff at the Company’s Indian subsidiary informed our engagement partner in the course of their conversation that the subsidiary had recognized and recorded fictitious revenues, understated liabilities and misappropriated assets in prior reporting periods. This individual did not answer when questioned as to the full extent and duration of the discrepancies. When asked who was involved, this individual named certain senior management in the US, India and a statutory audit firm for its Indian subsidiary.

On July 18, 2018, the RBSM engagement partner met with Mr. Harold Montgomery, the Company’s Chairman and Chief Executive Officer, and Mr. Karl Power, the Chairman of the Audit Committee (AC) to discuss the allegations made by the aforementioned senior member of the Indian accounting and finance department.

Exhibit 16.1

RBSM was subsequently informed of the following:

a.
The AC Chairman met with this “whistleblower” individual, and this individual corroborated the account of events conveyed in our letter to the AC on July 21, 2018. These transactions took place in the Indian subsidiaries during 2013-2017.

b.
The AC held a conference call, and it was agreed by members of the AC that the AC needed to undertake an investigation into accounting activities at the Company. In July 2018, the AC was comprised of Karl Power, Jim McKelvey and David Utterback. (All three members have recently resigned from their positons on Board of Directors effective August 30, 2018)

On July 21 2018, RBSM prepared and submitted a letter to the AC Chairman outlining the Firm’s concerns with regard to potential fraud and illegal acts at the Company and in its Indian subsidiaries, in particular Digital Payments Processing Limited (“DPPL”) and SVR Retail Pvt., Ltd., (“SVR”) between 2013 and 2017. A substantial part of our letter to the AC highlights claims made by a senior member of the accounting and finance department of the Indian Subsidiaries. As noted above, this individual informed RBSM that there was fraud committed by members of the Company’s US and Indian management teams which impacted the Indian subsidiary accounting records and likely the Company’s consolidated financial statements.

In our letter to the AC dated July 21, 2018, we communicated the following:

•
We have previously communicated verbally and in writing to the AC Chairman and to Mr. Harold Montgomery that there is open discord between the US management and minority shareholders and management of the Indian subsidiaries.

•	The production of requested documents supporting management’s assertions in the financial statements has been purposely delayed or not provided to us.

•
Responses to our Firm’s inquiries of Company’s management as to the existence of fraud and confirmation of related party transactions, have been consistently ignored and have purposely not been provided.

•
The audited financial statements for the fiscal year ended March 31, 2017 filed by SVR with the Indian Government are materially different than the financial information used for the Company’s consolidated financial statements for the fiscal year ended March 31, 2017. The footnotes to the Company’s consolidated financial statements for the fiscal years ended March 31, 2017 and 2016 do not disclose that SVR as a related party. The audited financial statements for SVR filed with the Indian authority were approved by US management.

In the light of the above matters, we informed the AC that we would suspend our audit until the AC completed its investigation of the allegations of fraud and improper entries. We were informed by the AC chairman that the AC had commenced an investigation of the allegations. The scope of the investigation was limited due to the Company’s lack of financial resources. The AC Chairman informed us that the based on the AC’s investigation the allegations were likely true.

We were informed the Company’s Board of Directors met on August 29, 2018 and approved the following motion and resolution :
“Board approves the report issued by the Audit Committee and approves the Company to file with the U.S. SEC form 8-K Form 4.02(a) as investors may not fully rely on the Company’s previously issued financial statements.”

“RESOLVED, that the Company will file via 8-K Item 4.02(a).”

Exhibit 16.1

On August 30, 2018, all of the Company’s members of the Board of Directors , except for Harold Montgomery, resigned.

We were informed on August 31, 2018 that Mr. Montgomery in his capacity as Chairman and CEO, and sole member of the Company’s Board of Directors had decided to not accept the conclusions reached by the AC prior to their resignation without further investigation by the Company’s senior management of the allegations.

As of the date of this communication, the Company has not filed a Current Report on SEC Form 8-K disclosing non-reliance on the Company’s previously issued financial statements.

Auditor Independence Matters

Separately, on August 23, 2018, we received correspondence from a member of the Company’s senior management alleging the Firm’s actions prevented the Company from concluding and receiving proceeds from a planned rights offering made to the Company’s existing shareholders and threatening the Firm with litigation.

Pursuant to PCAOB Standard ET 101-6, The Effect of Actual or Threatened Litigation on Independence, auditor independence is considered to be impaired as a result of litigation or the expressed intention to commence litigation. The relationship between the Company’s management and the independent audit firm must be characterized by complete candor and full disclosure regarding all aspects of the Company's business operations. In addition, there must be an absence of bias on the part of the auditor so that we can exercise professional judgment on the financial reporting decisions made by the management. When the present management of a client company expresses an intention to commence or threaten legal action against an auditor, the auditor and the client's management may be placed in adversarial positions.

Based upon the communication received by the Company’s chief financial officer, the Firm’s independence is considered impaired. We bring these significant issues to your attention in the context of our responsibilities under Public Company Accounting Oversight Board (‘PCAOB) standards.

Reasons for our resignation

The reasons for our resignation include: 1) the Company’s inability to timely complete its investigation into alleged falsity of the Group’s financial records in relation to transactions involving the Indian subsidiaries; 2) the deliberate interference by the management in our audit process; and 3) the threats of litigation which impair our independence. These recent developments undermine our ability to rely on the representations of the management which is an essential element of the audit process;

For the reasons outlined above, we resign at the Company’s auditor.

Prior periods’ financial reports

The Company should take immediate steps to file a Current Report on SEC Form 8-K disclosing the non-reliance on the Company’s previous financial statements. Note that we decline to be associated with any of the Company’s financial communications from March 14, 2018 to the date of this letter.

Exhibit 16.1

Our consent

We hereby consent to a copy of this letter being supplied to the Securities and Exchange Commission (“SEC”) and the succeeding auditor to be appointed.

Section 10A of the Securities Exchange Act of 1934 (U.S.)

In our view, without providing any legal conclusion, the circumstances mentioned above could constitute illegal acts for purposes of Section 10A of the Securities Exchange Act of 1934. Accordingly, we remind the Board of its obligations under Section 10A of the Securities Exchange Act, including the notice requirements to the SEC. You may consider taking independent legal advice on this.

Yours faithfully,

/s/ RBSM LLP

c.c.: Office of Chief Accountant
Securities & Exchange Commission
(Via email : 10aletters@sec.gov)

Exhibit 16.1

RBSM, LLP
New York, New York

July 21, 2018

PERSONAL AND CONFIDENTIAL

(via email: karlhpower@gmail.com)

Mr. Karl Power Chairman
Audit Committee MoneyonMobile, Inc. 500 North Akard Street Suite 2850
Dallas, Texas 75201

Dear Mr. Power:

RBSM LLP (the “Firm”, “us”, “we”) was engaged to audit the consolidated financial statements of MoneyOnMobile, Inc. (the Company” or “MOMT”) for the fiscal year ended March 31, 2018 on March 14, 2018. As of the date of this letter, we have not issued our report on the Company’s March 31, 2018 financial statements.

During the course of our examination of the Company’s March 31, 2018 financial statements, we have encountered difficulties in performing our audit and we become aware of information that indicates illegal acts have occurred.

Professional standards require that we provide you with the following information related to conduct and progress of the audit. Once we have determined that there is evidence that a fraud may exist, that matter should be brought to the attention of the proper level of management and the person responsible for corporate governance (i.e., audit committee). This is appropriate even if the matter might be finally considered inconsequential, such as a minor defalcation by an employee at a low level in the entity’s organization. Thus, the threshold for communication is “evidence that a fraud may exist. The mere presence of a fraud risk factor being present generally does not meet this threshold.

Difficulties Encountered in Performing the Audit
We have encountered significant difficulties in dealing with the Company’s management in performing and completing our audit. MOMT’s revenue generating activities are conducted via its subsidiaries in India. Thus all revenue and a significant portion of the operating expenses are generated in India.

Exhibit 16.1

These difficulties include, but are not limited to the following:

•
We have communicated verbally and in writing to you that there is open discord between the management and shareholders of the Indian subsidiary (Messrs. Jolly Mathur, Rajat Sharma, Sushil Poddar, Ranjeet Oak, and Shashank Joshi) and US management, (Harold Montgomery, Company CEO and Scott Arey, Company CFO).

•	The production of requested supporting documents supporting management’s assertions in the financial statements has been purposely delayed or not provided.

•
Responses to our Firm’s inquiries of Company management as to the existence of fraud and confirmation of related party transactions, have been consistently ignored and have purposely not been provided. We have not yet received responses from the following parties:

Jolly Mathur Rajat Sharma Ranjeet Oak Sushil Poddar Shashank Joshi

•
There are numerous issues that hamper the progress and conclusion of the audit. We understand that the Board of Directors has sent Karl Power, chairman of the Company’s audit committee, to observe and understand the discord between the US and Indian management teams. We have had several meetings and phone calls with Karl Power and Harold Montgomery in regards to the difficulties faced by us. We have also met with Jolly Mathur and Rajat Sharma in regards to the timely production of supporting documents is essential for us conduct our audit in a timely manner.

As a result of the difficulties encountered, we communicated with management and Karl Power our budgeted fees would be increased and sent a revised engagement letter in June 2018 to the Company’s Audit Committee.

Fraudulent Accounting Entries

At the inception of our audit of the Company’s Indian subsidiaries, we were introduced to Shailesh Naraang, by Mr. Montgomery and Mr. Arey as the head of the accounting operations for the India subsidiaries. Rahull Das, controller for the Indian subsidiaries, also confirmed that Mr. Naraang is the head of the accounting department.

We have and are interacting with Mr. Naraang who is the defacto chief financial officer for the Indian subsidiaries.

In connection with our standard audit procedures, we requested Mr. Naraang complete our Firm’s standard fraud inquiry questionnaire. As of the date of this letter, Mr. Naraang has refused to provide a full written response to our inquires. However, Mr. Naraang agreed to provide a verbal response to the inquiries.
During the course of his communication to us in connection with the whether he was aware of any fraud in connection with the preparation of the Company’s financial statements and related disclosures, , Mr. Naraang provided us with the following information concerning the Company and SVR Retail Pvt. Ltd.:

Mr. Naraang informed us that fraudulent entries or entries without sufficient supporting documentation were entered into the books and records of the Indian subsidiaries. The unsupported entries involve recording of fictitious revenue, under stating liabilities, and potential concealment of

Exhibit 16.1

misappropriation of cash. According to Mr. Naraang the bulk of these acts took place during fiscal years ending March 31, 2014, 2015, 2016 and 2017. Mr. Naraang was engaged by the Indian subsidiaries during those fiscal years. He informed us that the following individuals or parties were aware of these entries and actions, and they are as follows: Messrs. Scott Arey, Rahull Das, Jolly Mathur, Rajat Sharma, Aviroop Roy, Shashank Joshi, Sushil Poddar, Ranjeet Oak and Jignesh Mehta, audit engagement partner from Chaturvedi and Shah. Chaturvedi and Shah are the independent statutory auditors for the Indian subsidiaries.

According to Mr. Naraang, he and Rahull Das aggregated these fictitious entries and they totaled approximately INR 305,000,000 (US$ 4,766,000). In FYE March 31, 2016, management decided to record this inventory of cellular time in the books and records of DPPL. Then, Indian management and Mr. Scott Arey made the decision to sell this fictitious inventory to SVR, an entity controlled by the wives of Indian management and entities who are controlled by Mr. Poddar shareholders in MMPL. The Company recorded a receivable from SVR and SVR recorded a payable to DPPL. It is not clear how these transaction were reflected and disclosed in the MOMT consolidated financial statements for FYE March 31, 2016 and 2017.

Then, a decision was made by MOMT to acquire SVR from the shareholders of SVR in July 2016. The goal was that by acquiring SVR, the receivable and payable will be eliminated in consolidation and there would be no charge to the statement of operations. However, SVR still had inventory recorded on its book and records of INR 291,256,169 (approximately US$ 4,553,000). This amount should have been reflected as a loss, however, MOMT management recorded this as an adjustment to equity.

Furthermore, the SVR purchase agreement reflects that SVR owned 3,551,694 common shares of MOMT having a value of INR 214,762,470 (US $ 3,196,524). The SVR books and records never show the ownership of these shares. The shareholder records from the transfer agent show that 3,661,540 common shares being owned by SVR Global Ltd, and the contact person being Mr. Moghe. Mr. Shailesh Naraang informed us that MOMT issued these 3,661,540 to the shareholders of MMPL in 2012 pursuant to the original acquisition agreement. However, if the shares were issued to Indian nationals they would be subject to income tax in India. Thus, the Indian nationals formed a company in Hong Kong, SVR Global Ltd to hold these shares. RBSM is not privy to who is the actual owner of SVR Global Ltd, a Hong Kong entity. We also are not aware of how Mr. Moghe is connected to the Indian shareholders of SVR or MMPL Mr. Naraang informed us that MOMT common shares were never owned by SVR Retail Pvt. Ltd.
The purchase agreement between MOMT and SVR shareholders was done under the authority of Mr. Scott Arey and the agreement does not clearly reflect true legal ownership of these shares. Additionally, Mr. Montgomery informed us and Mr. Power that these shares were returned by the Indian shareholders of MMPL because of the underperformance of MMPL. RBSM requested and has not been provided evidence supporting the Company’s assertion how these shares were contingent consideration and subject to forfeiture. Also, Mr. Montgomery was not aware of how these shares are connected to the SVR purchase.

MOMT paid $177,369 in cash to purchase the SVR shares and forgave a receivable SVR owed to DPPL totaling $4,346,945. We have requested and have not received evidence supporting management’s assertion that supports the return of 3,661.540 which had an estimated fair value of $3,295,386 on July 20, 2016. Also an additional 109,846 shares were returned to MOMT without supporting evidential matter. These shares 109,846 shares were immediately reissued. We believe that management should reassess the treatment of these transactions and why $4,524,314 was recorded as an adjustment to additional paid in capital rather than as a charge in the statement of operations.

Mr. Rahull Das and Mr. Shailesh Naraang, informed us that they sent the books and records of SVR to Mr. Gerald Ratigan and Mr. Doug Schiller. It is unclear as to why Mr. Ratigan or Mr. Schiller did not inquire about or reconcile the differences between the Indian books and records and the amounts used for consolidation. Mr. Ratigan, the Company’s Chief accounting officer, provided us a memorandum in which he states that SVR is non-operating, however, the books and records presented to him would clearly show a different conclusion.

Exhibit 16.1

Prior to July 20, 2016, SVR shareholders were Mrs. Anuradha Sharma (wife of Rajat Sharma), Mrs. Archana Mathur (wife of Jolly Mathur), Mrs. Sanjyot Joshi (wife of Shashank Joshi), Ganpati Promoters Pvt Ltd ( a company controlled by Sushil Poddar), Purbanchal Overseas Pvt Ltd. (a company controlled by Sushil Poddar), and Ultraplus Traders Pvt Ltd ( a company controlled by Sushil Poddar). During the period from July 21, 2016 to March 31, 2017, MOMT acquired an additional 67,993 shares by contributing an additional INR 67,993,000. A portion of these funds was used to make payments to Mr. Shashank Joshi and to repay amounts due DPPL. Mr. Rahull Das and Mr. Shailesh Naraang informed us that prior to July 20, 2016 the books and records of SVR were maintained by associates of Mr. Sushil Poddar.

The financial statements for SVR for fiscal year ended March 31, 2017 were audited Samdani & Co. Chartered Accountants (FRN 142734W). SVR requires a statutory audit in India pursuant to the Companies Act of 2013. The financial statements are prepared under Indian accounting standards and the audit was conducted under the standards of auditing specified under Section 143(10) of the Companies Act of 2013. The audited financial statements were approved and signed on behalf of management by Mr. Scott Arey and Mr. Aviroop Roy.
The audited SVR financial statements reflect the following:
For Fiscal Year Ended March 31, 2017
Revenue: INR 42,314,151
Operating Expenses: INR 43,057,523 Net Loss: INR 743,373

Cash: INR 413,738
Inventory: INR 291,256,168
Trade Receivables: INR 10,208,662 Payable to DPPL: INR 235,660,297
For Fiscal Year Ended March 31, 2016 Revenue: INR 553,032,477
Operating Expenses: INR 554,668,860
Net Loss: INR 1,636,383

Cash: INR 882,171
Inventory: INR 305,435,548
Trade Receivables: INR 10, 199,997 Payable to DPPL: INR 305,376,297

Per Mr. Shailesh Naraang, the inventory is supposed to be purchased cellular airtime from cellular carriers. According to Mr. Naraang, there were never any purchases and he alleges that the Company’s local auditors were provided with falsified confirmation when confirming certain inventory balances.

Mr. Naraang informed us that SVR engaged Samdani & Co. because they would be “pliable or compliant auditors” in regards to issuing an audit opinion. Mr. Rahull Das informed us that SVR had to show assets in order to comply with Indian regulations for foreign investment in Indian companies. Mr. Das noted that it would be difficult to show why a US entity would purchase an entity with no assets only liabilities.

It is unclear as to what the business purpose would be to acquire SVR.

Exhibit 16.1

Other key issue is that the external firm utilized to perform a system audit of MMPL is owned by Mr. Shravan Samdani; a system audit is required by Reserve Bank of India (“RBI”) for compliance with the license terms mandated by RBI. We requested access to the system audit workpapers conducted by Mr. Shravan Samdani and as of the date of this letter have not been provided access.
Based upon the facts and circumstances described in this communication, we suggest the Company’s audit committee to take the following steps:

•	Obtain additional evidence to support managements’ assertions.

•	Understand the nature and intent of the transactions between the Company and SVR

•	Consider the implications for other aspects of the financial statements and related disclosures in the Company’s previously filed SEC reports.

•	Discuss the matters and the approach for further investigation with an appropriate level of management that is at least one level above those involved and with other senior management.

•	If appropriate, the audit committee should consider consulting with independent legal counsel.

Section 10A of the Securities and Exchange Act of 1934 requires reporting by auditors to the Securities and Exchange Commission (SEC) when, during the course of a financial audit, an auditor detects likely illegal acts that have a material impact on the financial statements and appropriate remedial action is not being taken by senior management or the board of directors. Accordingly, we will require a formal response from the Audit Committee and the Board of Directors in regards to matters noted in this letter and remedial actions taken based on the findings of the investigation.

We request a formal meeting with the members of the audit committee to discuss the items noted in this letter.

Given the significance of the matter, we ask give this your immediate attention We are pleased to discuss this matter with you at your convenience.

Sincerely

Sam Berde
Partner

cc: R. Sharma, RBSM Partner
P. Stefanou, RBSM Partner